EXHIBIT 10.31

CONFIDENTIAL TREATMENT REQUESTED

Redacted Portions are indicated by [****]

AMENDED AND RESTATED COLLABORATION AGREEMENT

THIS AMENDED AND RESTATED COLLABORATION AGREEMENT effective as of January 1, 2008 (the “Agreement”) is made by and among Genzyme Corporation, a Massachusetts corporation having its principal place of business at 500 Kendall Street, Cambridge, Massachusetts 02142 (“Genzyme”), BioMarin Pharmaceutical, Inc., a Delaware corporation having its principal place of business at 105 Digital Drive, Novato, California 94949 (“BioMarin”) and BioMarin/Genzyme LLC, a Delaware limited liability company having its principal place of business at 500 Kendall Street, Cambridge, Massachusetts 02142 (“BioMarin/Genzyme LLC”). Genzyme, BioMarin and BioMarin/Genzyme LLC are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

A. BioMarin, Genzyme and BioMarin/Genzyme LLC are parties to a Collaboration Agreement dated as of September 4, 1998 (the “Original Collaboration Agreement”) pursuant to which BioMarin and Genzyme through BioMarin/Genzyme LLC develop, manufacture, market and sell Aldurazyme (as defined herein).

B. The Parties no longer desire to develop, manufacture, market and sell Aldurazyme through a joint venture and instead have agreed that: (1) BioMarin will manufacture Aldurazyme and sell finished product to Genzyme; (2) Genzyme will label and commercially distribute, market and sell Aldurazyme globally; (3) each of Genzyme and BioMarin may conduct its own research and development of Aldurazyme and other Collaboration Products (as defined herein) in accordance with the terms of this Agreement and the Manufacturing, Marketing and Sales Agreement (as defined herein); and (4) BioMarin/Genzyme LLC will maintain and provide intellectual property licenses and sublicenses to BioMarin and Genzyme so that they may fulfill their respective obligations under this Agreement, the Manufacturing, Marketing and Sales Agreement and the Fill Agreement (as defined herein).

C. BioMarin and Genzyme are hereby amending and restating the Original Collaboration Agreement so that hereafter BioMarin/Genzyme LLC will no longer engage in commercial activities and will solely (1) hold the intellectual property relating to Aldurazyme and license all such intellectual property on the terms set forth herein to BioMarin and Genzyme on the terms set forth herein and (2) engage in research and development activities that are mutually selected and funded by BioMarin and Genzyme.

NOW THEREFORE, in consideration of the premises and of the covenants herein contained, the Parties mutually agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement, the terms defined in this Article shall have the meanings specified below. Certain other capitalized terms are defined elsewhere in this Agreement.

1.1 “Affiliate” shall mean any corporation or other entity which controls, is controlled by, or is under common control with a Party. A corporation or other entity shall be regarded as in control of another corporation or entity if it owns or directly or indirectly controls more than fifty percent (50%) of the voting stock or other ownership interest of the other corporation or entity, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or other entity or the power to elect or appoint more than fifty percent (50%) of the members of the governing body of the corporation or other entity.

1.2 “Aldurazyme” shall mean alpha-L-iduronidase meeting the Specifications.

1.3 “alpha-L-iduronidase” shall mean recombinant human alpha-L-iduronidase.

1.4 “BioMarin Companies” shall mean BioMarin and BioMarin Genetics, Inc., a Delaware corporation and a wholly-owned subsidiary of BioMarin (“BioMarin Genetics”).

1.5 “BioMarin/Genzyme Patent Rights” shall mean the Patent Rights that claim Joint Inventions (as such term is defined in Section 9.1.1 hereof) that are discovered, made or conceived during and in connection with the Program jointly by employees or consultants of Genzyme and BioMarin to the extent that such Patent Rights relate to or are useful for the research, development, manufacture or commercialization of Collaboration Products for use in the Field.

1.6 “BioMarin/Genzyme Technology” shall mean all Technology discovered, made or conceived during and in connection with the Program jointly by employees or consultants of Genzyme and BioMarin relating to or useful for the research, development, manufacture or commercialization of Collaboration Products for use in the Field.

1.7 “BioMarin Patent Rights” shall mean all Patent Rights Controlled by BioMarin during the Term to the extent that such Patent Rights relate to or are useful for the research, development, manufacture or commercialization of Collaboration Products for use in the Field.

1.8 “BioMarin Technology” shall mean all Technology Controlled by BioMarin during the Term to the extent that such Technology relates to or is useful for the research, development, manufacture or commercialization of Collaboration Products for use in the Field.

1.9 “BLA” shall mean a Biologics License Application or similar application filed with the FDA after completion of human clinical trials to obtain marketing approval for a Collaboration Product, including without limitation the BLA as approved by the FDA on April 30, 2003 that provides for marketing approval for Aldurazyme in the United States, as the same may be updated or amended from time to time.

1.10 “Collaboration Product” shall mean any pharmaceutical compositions of alpha-L-iduronidase (including Aldurazyme unless otherwise indicated herein), including without limitation any and all improvements, derivatives, analogs, combination products, delivery systems and dosage forms related thereto.

1.11 “Commercialization Costs” with respect to a Collaboration Product shall mean the variable costs and fixed costs incurred by BioMarin/Genzyme LLC with respect to work performed by the Parties and their Affiliates and subcontractors in connection with the performance of and in accordance with the commercialization plan for such Collaboration Product, including without limitation, sales and marketing costs related to performing market research, advertising, producing promotional literature, sponsoring seminars and symposia, sales training meetings and seminars, originating sales, providing reimbursement and other patient support services. For purposes of this Section 1.11, “variable costs” shall be deemed to be the cost of labor, raw materials, supplies and other resources directly consumed in the conduct of the Commercialization Plan and manufacture of Collaboration Product for use in commercialization activities, as well as amounts paid to Third Parties under a Third Party Agreement as a result of performance of the Commercialization Plan, to the extent not included in Development Costs or Fully Absorbed Cost of Goods. For purposes of this Section 1.11, “fixed costs” shall be deemed to be the cost of facilities, utilities, insurance, equipment depreciation and other fixed costs directly related to the conduct of and in accordance with the Commercialization Plan and the manufacture of Collaboration Product for use in commercialization activities, allocated based upon the proportion of such costs directly attributable to support or performance of the Commercialization Plan and the manufacture of Collaboration Product for use in commercialization activities or by such other method of cost allocation as may be approved by the Steering Committee. All cost determinations made hereunder shall be made in accordance with GAAP.

1.12 “Commercialization Party” shall have the meaning set forth in Section 7.1 below.

1.13 “Control” shall mean possession of the ability to grant a license or sublicense as provided for herein without violating the terms of an agreement with a Third Party.

1.14 “Development Costs” with respect to a Collaboration Product shall mean the variable costs and fixed costs incurred by BioMarin/Genzyme LLC with respect to work performed by the Parties and their Affiliates and subcontractors in connection with the conduct of and in accordance with the Development Plan for such Collaboration Product, including without limitation (a) direct, out-of-pocket external costs, including clinical grants, clinical laboratory fees, positive controls and the cost of studies conducted and services provided by contract research organizations and individuals, consultants, toxicology contractors, and manufacturers necessary or useful for the purpose of obtaining Regulatory Approvals for such Collaboration Product, (b) amounts paid to Genzyme and BioMarin by BioMarin/Genzyme LLC with respect to research and development and pre-commercialization sales and marketing efforts as set forth in the Development Plan for such Collaboration Product, including without limitation the efforts of Genzyme and BioMarin to develop and document process methods and procedures for the manufacture of such Collaboration Product and the Fully Absorbed Cost of Goods for batches of such Collaboration Product manufactured and supplied for use in preclinical and clinical trials and pre-commercialization activities, (c) costs related to data management, statistical designs and studies, document preparation and other expenses associated with the clinical testing program for such Collaboration Product, (d) costs for preparing, submitting, reviewing or developing data or information for the purpose of submission of applications to obtain Regulatory Approvals for such Collaboration Product, (e) license fees and other amounts paid to a Third Party pursuant to any Third Party Agreement other than those fees and other amounts payable with respect to Aldurazyme under the Third Party Agreements in effect as of the Effective Date, and (f) costs relating to the prosecution and maintenance of Patent Rights which claim, or disclose subject matter relevant to, the manufacture or use of such Collaboration Product. For purposes of this Section 1.14, “variable costs” shall be deemed to be the cost of labor, raw materials, supplies and other resources directly consumed in the conduct of and in accordance with the Development Program and the manufacture of the Collaboration Product for use in preclinical and clinical trials and pre-commercialization activities. For purposes of this Section 1.14, “fixed costs” shall be deemed to be the cost of facilities, utilities, insurance, facility and equipment depreciation and other fixed costs directly related to the conduct of the Development Program and the manufacture of the Collaboration Product for use in preclinical and clinical trials and pre-commercialization activities, allocated based upon the proportion of such costs directly attributable to the support or performance of the Development Program and the manufacture of the Collaboration Product for use in preclinical and clinical trials and pre-commercialization activities or by such other method of cost allocation as may be approved by the Steering Committee. All cost determinations made hereunder shall be made in accordance with GAAP.

1.15 “Development Plan” shall mean, with respect to a particular Collaboration Product, the comprehensive three (3) year rolling plan and budget for the development of such Collaboration Product under the Development Program, as more specifically described in Section 5.1.2 hereof.

1.16 “Development Program” shall mean, with respect to a particular Collaboration Product, the preclinical and clinical development of such Collaboration Product including post-marketing studies and the preparation and filing of all applications for Regulatory Approvals for such Collaboration Product, all as determined by the Steering Committee or as otherwise set forth herein.

1.17 “Effective Date” shall mean January 1, 2008.

1.18 “Field” shall mean any and all therapeutic applications of alpha-L-iduronidase for MPS I and other alpha-L-iduronidase deficiencies. Notwithstanding the foregoing, the Field shall not include Gene Therapy for MPS I or other alpha-L-iduronidase deficiencies. For purposes of this Agreement, “Gene Therapy” shall mean treatment or prevention of MPS I or other alpha-L-iduronidase deficiencies by means of ex vivo or in vivo introduction (via viral or nonviral gene transfer systems) of nucleotide sequences (including without limitation, DNA, RNA and complementary and reverse complementary nucleotide sequences thereto, whether coding or noncoding).

1.19 “FDA” shall mean the United States Food and Drug Administration, any successor agency, or the regulatory authority of any country other than the United States with responsibilities comparable to those of the United States Food and Drug Administration.

1.20 “Fully Absorbed Cost of Goods” with respect to units of Collaboration Product shall mean (a) the variable costs and fixed costs incurred by a Party associated with the manufacture (inclusive of finishing processes including filling, packaging, labeling and/or other preparation)

quality assurance, quality control and other testing, storage and shipping of batches of such units of Collaboration Product or (b) if such units or portions of Collaboration Product are not manufactured by the Parties, the amounts paid to the vendor plus costs associated with acquisition from such vendor. For purposes of this Section 1.20, “variable costs” shall be deemed to be the cost of labor, raw materials, supplies and other resources directly consumed in the manufacture, quality assurance, quality control and other testing, storage and shipping of batches of such Collaboration Product. For purposes of this Section 1.20, “fixed costs” shall be deemed to be the cost of facilities, utilities, insurance, facility and equipment depreciation and other fixed costs directly related to the manufacture, quality assurance, quality control and other testing, storage and shipping of batches of such Collaboration Product, as well as amounts paid to Third Parties under a Third Party Agreement as a result of the manufacture, use or sale of such units of Collaboration Products. Fixed costs shall be allocated to such units of Collaboration Product based upon the proportion of such costs directly attributable to support of the manufacturing, quality assurance, quality control and other testing, storage and shipping processes for such Collaboration Product. If a facility is used to manufacture Collaboration Products and has the capacity to manufacture products for other programs of either Genzyme or BioMarin, fixed costs shall be allocated in proportion to the actual use of such facility for the manufacture of Collaboration Products and the capacity to manufacture products for such other programs. For the avoidance of doubt, no idle capacity of a manufacturing facility shall be included in Fully Absorbed Cost of Goods unless such facility is appropriately sized and dedicated solely to the manufacture of Collaboration Products. Fully Absorbed Cost of Goods shall exclude all costs otherwise reimbursed pursuant to this Agreement. In the event that either BioMarin or Genzyme subcontracts with the other Party to perform any work on its behalf in connection with the manufacturing responsibilities assigned to BioMarin or Genzyme, respectively, pursuant to Section 7.1.1 hereof, BioMarin and Genzyme (i) shall each directly charge BioMarin/Genzyme LLC their respective Fully Absorbed Cost of Goods and (ii) shall not include any part of the other Party’s Fully Absorbed Cost of Goods in the amount so charged to BioMarin/Genzyme LLC. Except as otherwise provided in this Agreement, all cost determinations made hereunder shall be made in accordance with GAAP.

1.21 “GAAP” shall mean the then-current United States generally accepted accounting principles, consistently applied, except when different accounting principles are required under the terms of the Operating Agreement, in which case the accounting principles mandated under the Operating Agreement shall control.

1.22 “Genzyme Patent Rights” shall mean all Patent Rights Controlled by Genzyme during the Term to the extent that such Patent Rights relate to or are useful for the research, development, manufacture or commercialization of Collaboration Products for use in the Field.

1.23 “Genzyme Technology” shall mean all Technology Controlled by Genzyme during the Term to the extent such Technology relates to or is useful for the research, development manufacture or commercialization of Collaboration Products for use in the Field.

1.24 “Manufacturing Party” shall have the meaning set forth in Section 7.1.1.

1.25 “Manufacturing Know-How” shall mean all information, techniques, inventions, discoveries, improvements, practices, methods, knowledge, skill, experience and other technology, whether or not patentable or copyrightable, and any copyrights based thereon, relating to or necessary or useful for the production, purification, packaging, storage and transportation of Collaboration Products, including without limitation specifications, acceptance criteria, manufacturing batch records, standard operating procedures, engineering plans, installation, operation and process qualification protocols for equipment, validation records, master files submitted to the FDA, process validation reports, environmental monitoring processes, test data including pharmacological, toxicological and clinical test data, cost data and employee training materials.

1.26 “Manufacturing, Marketing and Sales Agreement” shall mean the Manufacturing, Marketing and Sales Agreement of even date herewith by and among the Parties.

1.27 “Member” shall have the meaning set forth in the Operating Agreement.

1.28 “Members Agreement” shall have the meaning set forth in the recitals.

1.29 “MPS-I” shall mean mucopolysaccharidosis I.

1.30 “Operating Agreement” shall mean the Operating Agreement of BioMarin/Genzyme LLC dated as of September 4, 1998 by and among the BioMarin Companies and Genzyme.

1.31 “Original Date of Execution” shall mean September 4, 1998.

1.32 “Patent Rights” shall mean any U.S. and foreign patents and patent applications (including continuations, continuations-in-part, divisionals, reissues, re-examinations, renewals, supplemental protection certificates and extensions).

1.33 “Percentage Interest” shall have the meaning set forth in the Operating Agreement.

1.34 “Program” shall mean the collaboration among BioMarin/Genzyme LLC, BioMarin and Genzyme described in this Agreement.

1.35 “Program Costs” shall mean all Program-related costs, including without limitation Development Costs and Commercialization Costs, in each case as such costs are incurred or accrued by BioMarin/Genzyme LLC on or after the Original Date of Execution. Notwithstanding anything herein to the contrary, it is understood that the Parties shall apply mutually agreed upon cost allocation methods in determining Program Costs hereunder. It is understood and agreed that, with respect to Aldurazyme, “Program Costs” shall be limited to Program Costs incurred (i) on or prior to December 31, 2007 or (ii) solely pursuant to development activities identified in the Development Plan attached hereto as Appendix A and other development activities added pursuant to Section 5.1.4 hereof or agreed to by the Steering Committee on or after the Effective Date, and shall exclude (x) all Commercialization Costs incurred on or after January 1, 2008, (y) all Fully Absorbed Costs incurred on or after January 1, 2008 except with respect to quantities of Collaboration Products required for the activities described in clause (ii) above and (z) all other costs that are allocated between the Parties under the Manufacturing, Marketing and Sales Agreement or the Fill Agreement of even date herewith by and between BioMarin and Genzyme (the “Fill Agreement”). The Parties shall maintain separate records for Program Costs incurred on or prior to December 31, 2007 and for Program Costs incurred on or after the Effective Date.

1.36 “Program Management Team” shall mean the joint team composed of representatives of Genzyme and BioMarin described in Section 8.1.1 hereof.

1.37 “Regulatory Approvals” shall mean all approvals from regulatory authorities in any country in the Territory required lawfully to manufacture and market Collaboration Products in any such country, including without limitation approval of any BLA, any establishment license application filed with the FDA to obtain approval of the facilities and equipment to be used to manufacture a Collaboration Product, and any product pricing approvals where applicable.

1.38 “Regulatory Scheme” shall mean the United States Public Health Service Act and the regulations, interpretations and guidelines promulgated thereunder by the FDA or the regulatory scheme applicable to the Collaboration Products in any country other than the United States, as such statutes, regulations, interpretations and guidelines or regulatory schemes may be amended from time to time.

1.39 “Related Agreements” shall mean the Manufacturing, Marketing and Sales Agreement, the Members Agreement, the Fill/Finish Manufacturing Agreement and the Operating Agreement.

1.40 “Specifications” with respect to a particular Collaboration Product (other than Aldurazyme) shall mean the written specifications for such Collaboration Product determined by the Program Management Team and approved by the Steering Committee; provided that such specifications shall at all times comply with the relevant Regulatory Scheme in the country of sale and in the country of use. Such Specifications may be amended from time to time by the Program Management Team provided that such amendments are approved by the Steering Committee or the written agreement of the Parties, as the case may be. Copies of the then-current Specifications shall be maintained by both BioMarin and Genzyme and shall become a part of this Agreement as if incorporated herein. The term “Specifications” with respect to Aldurazyme shall have the meaning set forth in the Manufacturing, Marketing and Sales Agreement.

1.41 “Steering Committee” shall mean the governing body of BioMarin/Genzyme LLC composed of representatives of BioMarin and Genzyme appointed as described in Section 8.2.1 hereof.

1.42 “Technology” shall mean inventions, trade secrets, copyrights, know-how, data and other intellectual property of any kind (including without limitation any proprietary biological or other materials, compounds or reagents, but not including Patent Rights).

1.43 “Term” shall mean the period commencing on September 4, 1998 and ending with the effective date of any termination of this Agreement pursuant to Article 13 hereof.

1.44 “Territory” shall mean the world.

1.45 “Third Party” shall mean any entity other than BioMarin/Genzyme LLC, BioMarin or Genzyme and their respective Affiliates.

1.46 “Third Party Agreements” shall mean collectively those Third Party agreements listed on Schedule 1.47 hereto or such other Third Party agreements pursuant to which a Party obtains rights applicable to the development, manufacture, sale or use of Collaboration Products hereunder. If after the Effective Date any of BioMarin, Genzyme and/or BioMarin/Genzyme LLC enter into an agreement to license or acquire rights from a Third Party with respect to subject matter to be utilized in connection with Collaboration Products in accordance with Section 3.1.4 below, such agreements shall also be included in the definition of Third Party Agreements for purposes of this Agreement.

ARTICLE II

SCOPE AND STRUCTURE OF THE COLLABORATION

2.1 General. BioMarin/Genzyme LLC will undertake the Development Program, with each of the Parties assuming responsibility for those portions of the Development Program allocated to it under this Agreement in accordance with the Development Plan then in effect. Upon receipt of Regulatory Approval in any country within the Territory, the Manufacturing Party or Parties will manufacture the Collaboration Products and the Commercialization Party will distribute, market and sell the Collaboration Products in such country all on the terms and conditions set forth in the Manufacturing, Marketing and Sales Agreement and such other terms and conditions as the Parties may agree upon. All services provided by or on behalf of BioMarin, Genzyme or their respective Affiliates for BioMarin/Genzyme LLC in connection with the Program shall be provided at cost. For avoidance of doubt, “cost” for services provided by a Third Party on behalf of BioMarin, Genzyme or their respective Affiliates for BioMarin/Genzyme LLC in connection with the Program shall be the amount paid for such services plus costs associated with the acquisition, including quality control, of such services from such Third Party.

2.2 Exclusive Relationship. Except as otherwise expressly provided herein or in any Related Agreement, during the Term, neither BioMarin/Genzyme LLC, Genzyme nor BioMarin, nor any of their respective Affiliates shall independently, or with or through a Third Party, conduct research or development activities regarding, or engage in the manufacture, marketing, sale or distribution of, Collaboration Products in the Field and in the Territory other than as part of the Program. In addition, during the two-year period following termination of this Agreement, neither (a) the breaching Party and its Affiliates in the case of termination pursuant to Section 12.2.1 of the Manufacturing, Marketing and Sales Agreement, (b) (c) the terminating Party and its Affiliates in the case of termination pursuant to Section 12.2.2 of the Manufacturing, Marketing and Sales Agreement or (d) the non-terminating Party and its Affiliates in the case of termination pursuant to Sections 12.2.3 or 12.2.4 of the Manufacturing, Marketing and Sales Agreement shall independently, or with or through a Third Party, conduct research regarding, or engage in the manufacture, marketing, sale or distribution of, Collaboration Products in the Field and in the Territory; provided, however, that in the event that this Agreement is terminated pursuant to Section 12.2.2 of the Manufacturing, Marketing and Sales Agreement and the non-terminating Party does not exercise its option under Section 12.3.2(a) thereof, then the restrictions set forth in this sentence shall not apply. Notwithstanding the foregoing, except as provided in Section 3.1.5 nothing herein is intended to restrict BioMarin, Genzyme or their respective Affiliates from conducting research or development activities regarding, or engaging in the manufacture, marketing, sale or distribution of Gene Therapy products targeted to MPS I and other alpha-L-iduronidase deficiencies.

ARTICLE III

GRANTS AND RESERVATIONS OF RIGHTS

3.1 Licenses of Rights to BioMarin/Genzyme LLC.

3.1.1 Grants from BioMarin. Except as otherwise expressly provided herein, BioMarin hereby grants to BioMarin/Genzyme LLC a worldwide, exclusive, royalty-free right and license during the term of this Agreement under the BioMarin Patent Rights, BioMarin Technology, BioMarin/Genzyme Patent Rights and the BioMarin/Genzyme Technology and Manufacturing Know-How Controlled by BioMarin to develop, make, have made, use, offer for sale, sell, have sold, import and export Collaboration Products for use in the Field and in the Territory.

3.1.2 Grants from Genzyme. Except as otherwise expressly provided herein, Genzyme hereby grants to BioMarin/Genzyme LLC a worldwide, exclusive, royalty-free right and license during the term of this Agreement under the Genzyme Patent Rights, Genzyme Technology, BioMarin/Genzyme Patent Rights and the BioMarin/Genzyme Technology and Manufacturing Know-How Controlled by Genzyme to develop, make, have made, use, offer for sale, sell, have sold, import and export Collaboration Products for use in the Field and in the Territory.

3.1.3 BioMarin/Genzyme LLC Undertakings; Sublicenses. In consideration of the licenses granted under this Section 3.1, except as provided herein, BioMarin/Genzyme LLC hereby undertakes to pay all royalties, sublicense fees and other costs or expenses payable to Third Parties under a Third Party Agreement associated with the acquisition or exercise of such licenses by or on behalf of BioMarin/Genzyme LLC for use in connection with the Program. The licenses granted or to be granted under Sections 3.1.1 and 3.1.2 above shall include the right to grant and further authorize sublicenses within the scope of such licenses; provided, however, all sublicenses granted by BioMarin/Genzyme LLC (other than those provided in Section 3.2.1 below) shall be subject to prior approval by the Steering Committee. Notwithstanding anything to the contrary herein, pursuant to the Manufacturing, Marketing and Sales Agreement, Genzyme shall be solely responsible for all royalties payable to Third Parties under Third Party Agreements that are payable based on the commercialization of Aldurazyme.

3.1.4 Rights of BioMarin/Genzyme LLC to Patent Rights or Technology Developed Outside the Program. In the event that either BioMarin or Genzyme develops, acquires or otherwise Controls Patent Rights, Technology or Manufacturing Know-How after the Original Date of Execution other than in connection with the Program and such Patent Rights, Technology or Manufacturing Know-How are useful in the Field (“Additional Technology”), the Party Controlling such Additional Technology hereby grants to BioMarin/Genzyme LLC an option exercisable at the discretion of the Steering Committee to obtain an exclusive, irrevocable (during the Term) right and license, with the right to grant sublicenses, to such Additional Technology limited to use in the Field and in the Territory to the extent necessary or appropriate to enable BioMarin/Genzyme LLC to develop, make, have made, use, offer for sale, sell, have sold, import and export Collaboration Products, in each case subject only to BioMarin/Genzyme LLC’s undertaking to pay (a) a commercially reasonable portion of all costs incurred by BioMarin or Genzyme, as the case may be, to acquire or develop such Additional Technology, (b) a commercially reasonable portion of any and all development costs relating to the Additional Technology incurred by BioMarin or Genzyme, as the case may be, since the date such Party acquired or developed such Additional Technology and (c) a pro rata share of all royalties, sublicense fees and other costs or expenses payable to Third Parties under a Third Party Agreement associated with the acquisition or exercise of such license by or on behalf of BioMarin/Genzyme LLC, allocated based upon the proportion of such costs attributable to the acquisition or use of such Additional Technology by BioMarin/Genzyme LLC; provided, however, that if BioMarin or Genzyme, as the case may be, has more limited rights to such Additional Technology that those described above, the license subject to BioMarin/Genzyme LLC’s option hereunder shall be consistent with the rights held by BioMarin or Genzyme, as the case may be, with respect to such Additional Technology. Subject to BioMarin/Genzyme LLC agreeing to pay the appropriate amounts due to a Third Party under an agreement with a Party as a result of the acquisition of Additional Technology and/or exercise of the rights therein by or on behalf of BioMarin/Genzyme LLC, the same shall be a “Third Party Agreement” for purposes of this Agreement.

3.1.5 External Products. If at any time during the Term either Genzyme, BioMarin or their respective Affiliates intends to collaborate with a Third Party regarding the development and/or commercialization of a Gene Therapy product for the treatment or prevention of MPS I or other alpha-L-iduronidase deficiencies (an “External Product”), such Party (the “Proposing Party”) shall provide written notice of its intent to the Steering Committee. The Proposing Party and the Steering Committee shall negotiate in good faith the terms and conditions upon which the Proposing Party and BioMarin/Genzyme LLC would be willing to collaborate for such purposes. If the Proposing Party and the Steering Committee are unable to agree upon such terms and conditions within sixty (60) days after receipt by the Steering Committee of the Proposing Party’s notice, the Proposing Party shall have the right to develop or commercialize such External Product with a Third Party.

3.2 Sublicenses of Rights from BioMarin/Genzyme LLC to BioMarin and Genzyme.

3.2.1 General. BioMarin/Genzyme LLC hereby grants to each of BioMarin and Genzyme a worldwide, non-exclusive, royalty-free right and sublicense during the Term under the Patent Rights, Technology and Manufacturing Know-How licenses granted to BioMarin/Genzyme LLC pursuant to Section 3.1 or under the Third Party Agreements solely to the extent required to permit such Party to perform its duties and obligations and exercise its rights under this Agreement and any Related Agreement. BioMarin/Genzyme LLC also hereby agrees to grant to each of BioMarin and Genzyme a worldwide, non-exclusive, royalty-free right and license during the Term under any Additional Technology as to which BioMarin/Genzyme LLC obtains a license pursuant to Section 3.1.4 above solely to the extent required to permit such Party to perform its duties and obligations and exercise its rights under this Agreement and any Related Agreement. BioMarin/Genzyme LLC also hereby grants a worldwide, non-exclusive, royalty-free right and license during the Term to use any and all present and future trademarks Controlled by BioMarin/Genzyme LLC (i) to Genzyme in connection with the commercialization of Aldurazyme in the Territory to the extent required to permit Genzyme to perform its duties and obligations and exercise its rights under this Agreement and any Related Agreement with respect to Aldurazyme and (ii) the Commercialization Party in connection with the commercialization of any other Collaboration Product to the extent required to permit such Commercialization Party to perform its duties and obligations and exercise its rights under this Agreement and any Related Agreement with respect to such Collaboration Product, in each case such licenses are subject to the quality-related requirements for Collaboration Products set forth in this Agreement and the Related Agreements.

3.2.2 Further Sublicenses. The foregoing licenses granted to Genzyme and BioMarin, respectively, shall include the right to grant and further authorize sublicenses to Third Parties within the scope of such licenses.

3.3 Reservation of Rights.

3.3.1 Reservation by BioMarin. Notwithstanding the license grants set forth in Section 3.1 but subject to the terms and conditions set forth in this Agreement and the Manufacturing, Marketing and Sales Agreement, BioMarin at all times reserves the rights under the BioMarin Patent Rights, the BioMarin Technology, the BioMarin/Genzyme Patent Rights, the BioMarin/Genzyme Technology and the Manufacturing Know-How Controlled by BioMarin (a) to make, have made and use Collaboration Products for research and development purposes only; (b) to develop, make, have made, use, offer for sale, sell, have sold, import and export (i) products outside the Field and (ii) products other than a Collaboration Product; and (c) to grant licenses to Third Parties for the foregoing purposes.

3.3.2 Reservation by Genzyme. Notwithstanding the license grants set forth in Section 3.1 but subject to the terms and conditions set forth in this Agreement and the Manufacturing, Marketing and Sales Agreement, Genzyme at all times reserves the rights under the Genzyme Patent Rights, the Genzyme Technology, the BioMarin/Genzyme Patent Rights, the BioMarin/Genzyme Technology and Manufacturing Know-How Controlled by Genzyme (a) to make, have made and use Collaboration Products for research and development purposes only; (b) to develop, make, have made, use, offer for sale, sell, have sold, import and export (i) products outside the Field and/or outside the Territory and (ii) products other than a Collaboration Product; and (c) to grant licenses to Third Parties for the foregoing purposes.

3.4 Assignment of Orphan Drug Designation. Except to the extent prohibited by the applicable Regulatory Scheme, BioMarin hereby assigns and BioMarin and Genzyme each hereby agree to assign to BioMarin/Genzyme LLC any “Orphan Drug” (or similar designation outside the United States) for any Collaboration Product which BioMarin has received or which BioMarin or Genzyme may receive during the Term in the Territory.

3.5 Third Party Agreements. Each Party shall exercise their rights under the Third Party Agreements in a manner that is as consistent as possible with the terms of this Agreement and the Related Agreements in consultation with and as reasonably requested by the other Parties. Without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, delayed or conditioned), none of the Parties shall voluntarily (i) amend or modify, or consent to any action that may be taken under, any Third Party Agreement, the effect of which would change any financial terms or conditions thereunder or materially adversely affect the Parties’ rights under this Agreement or any Related Agreement, (ii) take or consent to any action taken with respect to any Patent Rights, Technology or Manufacturing Know-How licensed under the Third Party Agreement, the effect of which would materially adversely affect the Party’s rights under this Agreement or any Related Agreement, or (iii) terminate or engage in any act or omission that constitutes or would constitute, with or without the giving of notice or the passage of time, an event that would permit the licensor under the Third Party Agreements to terminate the Third Party Agreements. Each Party shall immediately notify the other Parties of any such event or of the receipt any notice of breach or termination of any Third Party Agreement. The Party who is a party to a Third Party Agreement shall take all reasonable actions necessary, or permit such actions to be taken in its name by the other Parties, to maintain and enforce the Parties’ rights under such Third Party Agreement in a manner consistent with the terms of this Agreement and the Related Agreement.

ARTICLE IV

PROGRAM FUNDING

4.1 Program Funding Commitments. Genzyme hereby undertakes to make capital contributions to BioMarin/Genzyme LLC in an amount equal to fifty percent (50%) of all Program Costs and BioMarin, on behalf of the BioMarin Companies, hereby undertakes to make capital contributions to BioMarin/Genzyme LLC in an aggregate amount equal to fifty percent (50%) of all Program Costs. In the event that either BioMarin, on behalf of the BioMarin Companies, or Genzyme fails to make a capital contribution pursuant to this Section 4.1 and Section 4.2 below, and the other Party does not elect to terminate the Development Program pursuant to Article 13 hereof, then the Percentage Interests in BioMarin/Genzyme LLC and the future funding responsibility of the Members shall be adjusted as provided in Section 4.1(b) of the Operating Agreement.

4.2 Program Funding Capital Contributions.

4.2.1 Quarterly Capital Contributions. Genzyme and BioMarin, on behalf of the BioMarin Companies, shall each make capital contributions to BioMarin/Genzyme LLC, quarterly in advance, not later than the fifteenth (15th) day prior to the end of the prior calendar quarter, in an aggregate amount equal to the Program Costs budgeted to be incurred by BioMarin/Genzyme LLC in the then-current Development Plan for such calendar quarter, allocated between such Parties in accordance with the funding responsibility assumed by Genzyme and BioMarin, on behalf of the BioMarin Companies, pursuant to Section 4.1 above. Upon receipt of each such capital contribution from Genzyme or BioMarin, as the case may be, BioMarin/Genzyme LLC shall promptly pay each of the Parties an amount equal to that portion of the budgeted Program Costs to which they are respectively entitled in accordance with this Agreement.

4.2.2 Monthly Statements; Quarterly Reconciliation. As soon as practicable, but in any event prior to the tenth (10th) business day after the end of each calendar month, each of BioMarin and Genzyme shall provide BioMarin/Genzyme LLC with a detailed itemization of Program Costs actually incurred by such Party during the previous month. Within thirty (30) days following receipt of the third monthly statement for each calendar quarter of actual Program Costs provided by each of BioMarin and Genzyme, BioMarin, on behalf of the BioMarin Companies, and Genzyme shall each make an additional capital contribution to BioMarin/Genzyme LLC in the amount of any actual Program Costs shown on the three (3) monthly statements for such calendar quarter, taken in the aggregate, and not yet paid for which such Party has assumed funding responsibility pursuant to Section 4.1 above but only to the extent that such amount, together with all prior capital contributions to date during such year, does not exceed [****] of the total Program

Costs budgeted year-to-date through the end of the quarter to which such statement relates (except to the extent such excess is approved by the Steering Committee pursuant to Section 5.1.3 hereof). If the aggregate amount stated to be due from BioMarin/Genzyme LLC based on such quarterly reconciliation for actual Program Costs is less than the amount already contributed by the Parties to the capital of BioMarin/Genzyme LLC with respect to budgeted Program Costs for such calendar quarter, such excess shall be credited against the next successive quarterly capital contribution(s) due from Genzyme or BioMarin hereunder.

4.3 Distributions. Distributions to each Member shall be made at such times and in such amounts as determined in accordance with the Operating Agreement.

4.4 Books of Account; Audit. Genzyme shall keep and maintain proper and complete books of account, and shall maintain a bank account, on behalf of BioMarin/Genzyme LLC. In the event that either BioMarin or Genzyme reasonably deems the Program to be material to BioMarin or Genzyme, as the case may be, for financial accounting purposes, then, upon such Party’s request, audited financial statements of BioMarin/Genzyme LLC shall be prepared by an independent accounting firm to be selected by the Steering Committee. Each of BioMarin and Genzyme shall keep and maintain proper and complete records and books of account documenting all Program Costs incurred by such Party. Each of BioMarin/Genzyme LLC, BioMarin and Genzyme shall permit independent accountants retained by BioMarin or Genzyme (the “Auditing Party”) to have access to its records and books for the sole purpose of determining the appropriateness of Program Costs charged by or accrued to the Party being audited hereunder. Such examination shall be conducted during regular business hours and upon reasonable notice, at the Auditing Party’s own expense and no more than once in each calendar year during the Term and once during the three (3) calendar years following the expiration or termination hereof. If such examination reveals that such Program Costs have been misstated, any adjustment shall be promptly refunded or paid, as appropriate. The Auditing Party shall pay the fees and expenses of the accountant engaged to perform the audit, unless such audit reveals an overcharge or accrual of [****] or more for the period examined, in which case the Party who received such overpayment shall pay all reasonable costs and expenses incurred by the Auditing Party in the course of making such determination, including the fees and expenses of the accountant along with interest at the rate set forth in Section 14.4.

4.5 Enforceability of Sections 4.1 and 4.2. The agreements regarding capital contributions set forth in Sections 4.1 and 4.2 hereof are by and between, and for the benefit of, Genzyme and BioMarin only, and are not enforceable by BioMarin/Genzyme LLC or any Third Party.

4.6 General and Administrative Services. Except as provided in this Section 4.6, each of BioMarin and Genzyme shall continue to provide general and administrative services to BioMarin/Genzyme LLC after the Effective Date (in substantially the same manner and to the same extent as such Party has provided such general and administrative services to BioMarin/Genzyme LLC prior to the Effective Date) at no cost to BioMarin/Genzyme LLC. To the extent that there are any Third Party costs (such as legal or accounting costs or insurance premiums), all such costs shall be paid for [****].

ARTICLE V

THE DEVELOPMENT PROGRAM

5.1 Conduct of the Development Program.

5.1.1 General. The Parties agree to use commercially reasonable and diligent efforts to execute and substantially perform and to cooperate with each other in carrying out the Development Plan for each Collaboration Product. Neither BioMarin nor Genzyme shall be required to undertake activities in furtherance of the Development Plan in the absence of funding from BioMarin/Genzyme LLC pursuant to the provisions of this Agreement. As used in this Agreement, the phrase “commercially reasonable and diligent efforts” will mean that level of effort which, consistent with the exercise of prudent scientific and business judgment, is applied by the Party in question to its other therapeutic products at a similar stage of development and with similar commercial potential.

5.1.2 Development Plan. The Development Program shall be conducted by the Parties for BioMarin/Genzyme LLC in accordance with the then-current Development Plan which shall describe the proposed overall program of development for each Collaboration Product, including preclinical studies, toxicology, formulation, manufacturing, clinical trials and regulatory plans and other key elements. Pursuant to the Development Plan, development work may be subcontracted to Genzyme and BioMarin or their respective Affiliates, at fully absorbed costs determined by GAAP. The respective charges to BioMarin/Genzyme LLC for Development Costs incurred by a Party shall be invoiced following completion of the work, and shall be payable by BioMarin/Genzyme LLC within a commercially reasonable time thereafter (but in no event later than forty-five (45) days of the date of invoice therefor). The Development Plan shall include (i) a summary of estimated Development Costs expected to be incurred by each Party hereunder in performing activities of the Development Program assigned to such Party pursuant to Section 5.1.4 below and (ii) a summary budget for all development projects proposed for the applicable period and for each Collaboration Product.

5.1.3 Initial and Updated Development Plan. The Parties have agreed to an initial three (3) year development plan and budget for the period beginning on the Effective Date and ending on December 31, 2010, which is attached hereto as Appendix A. The rolling three (3) year Development Plan shall be updated annually by the Program Management Team and submitted to the Steering Committee for review and approval not later than sixty (60) days prior to January 1 of each year during the Development Program. Each such updated Development Plan shall include (a) an overall development plan for each Collaboration Product which sets forth all major development tasks and (b) a detailed description and budget for the activities proposed for the covered period. The Project Management Team shall be primarily responsible for preparing the annual updates to the Development Plan and, in connection with the preparation of such updates, shall consult with Genzyme and BioMarin regarding the identification, timing and execution of and budget for the major tasks and detailed activities required to perform the updated Development Plan. Each such updated Development Plan approved by the Steering Committee shall be signed by an authorized representative of each of BioMarin and Genzyme. The members of the Program Management Team shall actively consult with one another throughout the term of the Development Plan so as to adjust the specific work performed under the Development Plan to conform to evolving developments in technology and the results of the development work performed. Any changes in the scope or direction of the work and any changes to the total amount budgeted in any calendar year for the Development Program must be approved by the Steering Committee, in the absence of which approval the most recently approved Development Plan shall remain in effect.

5.1.4 Studies Required by Regulatory Authorities.

(a) Existing Markets. In the event that any regulatory authority in any country in which Aldurazyme has received all necessary Regulatory Approvals as of the Effective Date (“Existing Markets”) requires a post-marketing study related to Aldurazyme (other than any registry program existing on the Effective Date or post-marketing studies related to the manufacture of Aldurazyme, each of which shall be governed by the terms and conditions of the Manufacturing, Marketing and Sales Agreement) that is not contemplated by the initial Development Plan described above, then such study shall automatically be added to the Development Program and (i) the Program Management Team shall promptly prepare a plan for the conduct of such required post-marketing study (including without limitation a timeline and reasonably detailed budget) and submit the plan to the Steering Committee for review and approval and (ii) the Steering Committee shall promptly review such plan and, upon approval of such plan by the Steering Committee, the then-current Development Plan shall automatically be updated to include the study and the budget included in the approved plan; provided, however, that in the event that any regulatory authority requires a post-marketing study to be conducted through or as part of the registry program, then, notwithstanding anything to the contrary herein, such study and the incremental costs associated with conducting such study (i.e., such costs above the general cost of maintaining the registry program) shall be added to the Development Plan in accordance with the process set forth in this Section 5.1.4(a).

(b) New Markets. In the event that clinical studies are required to apply for Regulatory Approval for Aldurazyme in any country that is not an Existing Market and/or the regulatory authority in any such country requires a post-marketing study(ies) as a condition to granting or maintaining Regulatory Approval for Aldurazyme, then (i) the Program Management Team shall promptly prepare a plan for the conduct of such study(ies) (including without limitation a timeline and reasonably detailed budget) and submit the plan to the Steering Committee for review and approval and (ii) if the Steering Committee approves the plan, such study(ies) will be added to the Development Program and the then-current Development Plan shall automatically be updated to include such study(ies) and the budget included in the approved plan; provided, however, that in the event that any regulatory authority requires any such post-marketing study to be conducted through or as part of the registry program, then the budget for such study shall reflect the incremental costs associated with conducting such study (i.e., such costs above the general cost of maintaining the registry program).

5.1.5 Other Development Activities. In the event that either BioMarin or Genzyme desires to engage in any research or development activities related to Aldurazyme or other Collaboration Products that are not contemplated by an existing Development Plan or covered by Section 5.1.4 above (including without limitation through investigator sponsored studies), then such Party shall submit a proposal to the Steering Committee for such activities (including a reasonably detailed budget therefore), and the Steering Committee shall decide within ninety (90) days after receipt thereof whether such activities will be added to the Development Program. If the Steering Committee elects to add such activities to the Development Program, then it shall promptly amend the then-current Development Plan to include such activities and the related budget. If the Steering Committee declines or fails to make such election, then the Party who submitted the proposal shall be free to conduct such research or development activities independently at its own expense subject to the terms of the Manufacturing, Marketing and Sales Agreement ; provided, however, that any and all Patent Rights, Technology and Manufacturing Know-How developed as a result of those activities shall be subject to the rights and licenses granted to the Parties pursuant to Article 3 of this Agreement.

5.1.6 Execution and Performance. The Development Program shall allocate among the Parties responsibility for each of the activities described therein. The Parties shall use commercially reasonable and diligent efforts to conduct the activities described in the Development Plan. The Development Plan shall be supervised by the Program Management Team. The Program Management Team will coordinate preclinical and clinical testing of the Collaboration Products in the Territory and work with designated individuals at BioMarin and Genzyme in the preparation of Regulatory Approval filings for the Collaboration Products and filing the same with regulatory agencies designated by the Steering Committee.

5.1.7 Attendance at Regulatory Meetings; Correspondence. Each Party shall provide the others with prior notice of all meetings and teleconferences between representatives of the notifying Party and regulatory authorities regarding any Collaboration Product for use in the Territory. Except as otherwise provided herein, the Party receiving such notice shall have the right to have representatives participate in all such meetings and teleconferences. Each Party shall use reasonable efforts to provide the other Party with a reasonable opportunity to review and comment upon submissions to, and correspondence with, any regulatory agency in the Territory with respect to Collaboration Products prior to the filing or delivery of such submissions or correspondence. Without limiting the foregoing, each Party shall use reasonable efforts to confirm in writing to the other Party all communications with a regulatory authority with respect to a Regulatory Approval (including filings therefor) and to provide to the other Party copies of all documents sent to or received from such regulatory authority regarding such Regulatory Approvals.

5.2 Development Information.

5.2.1 Reports and Information Exchange. As between the Parties hereto, (a) BioMarin/Genzyme LLC shall own all clinical trial data accumulated from all clinical trials of Collaboration Products conducted as part of the Program or otherwise funded or partially funded by BioMarin/Genzyme LLC and (b) subject to the license granted pursuant to Section 3.1 above, BioMarin or Genzyme, as the case may be, shall own all clinical trial data accumulated from all clinical trials of Collaboration Products that are not conducted as part of the Program. Each of BioMarin and Genzyme shall use commercially reasonable and diligent efforts to disclose to BioMarin/Genzyme LLC and to the other Party all material information relating to any Collaboration Product promptly after it is learned or its materiality is appreciated. The Party performing or supervising clinical trials of Collaboration Products in accordance with the Development Plan shall, on behalf and in the name of BioMarin/Genzyme LLC, maintain the database of clinical trial data accumulated from all clinical trials of Collaboration Products and of adverse reaction information for all such Collaboration Products. Each Party shall also keep the

Program Management Team informed as to its progress in the Development Plan. All protocols for clinical trials to be conducted, and all product registration plans, for Collaboration Products for applications within the Field in the Territory shall be submitted to the Program Management Team for review and comment by the Program Management Team prior to filing of such protocols or registrations with any regulatory agency. Within sixty (60) days following the end of each calendar quarter during the Development Program, each of BioMarin and Genzyme shall provide the other Parties with a reasonably detailed written report describing the progress to date of all activities for which such Party was allocated responsibility during such quarter under the Development Plan.

5.2.2 Adverse Reaction Reporting. Each of BioMarin and Genzyme shall notify the other Parties of any Adverse Reaction Information relating to any Collaboration Product within twenty-four (24) hours of the receipt of such information and as necessary for compliance with regulatory requirements. “Adverse Reaction Information” includes without limitation information relating to any experience that (a) suggests a significant hazard, contraindication, side effect or precaution, (b) is fatal or life threatening, (c) is permanently disabling, (d) requires or prolongs inpatient hospitalization, (e) involves a congenital anomaly, cancer or overdose or (f) is one not identified in nature, specificity, severity or frequency in the current investigator brochure or the United States labeling for the Collaboration Product.

5.2.3 Clinical and Regulatory Audits. Each of BioMarin and Genzyme shall permit BioMarin/Genzyme LLC and the other Party or the representatives of BioMarin/Genzyme LLC or the other Party to have access during regular business hours and upon reasonable advance notice, at the auditing Party’s own expense and no more than once in each calendar year during the Term, to the non-auditing Party’s records and facilities relating to the Development Program for the purpose of monitoring compliance with Good Clinical Practice and other applicable requirements of the Regulatory Scheme in connection with such Party’s performance of its obligations hereunder.

5.3 Regulatory Approval Filings. Except as set forth in the Manufacturing, Marketing and Sales Agreement, Regulatory Approval filings in the Territory for the Collaboration Products and for the facilities used to manufacture such Collaboration Products shall be filed in the name of BioMarin/Genzyme LLC or, if required with respect to filings to be made with governmental authorities or deemed to be in the best interest of the Parties by the Steering Committee, in the name of such other entity as may be agreed upon by the Steering Committee (such as filings with European regulatory authorities). Prior to submission to the FDA, the Parties, through the Program Management Team, shall consult, cooperate in preparing and mutually agree on the content and scope of such Regulatory Approval filings. In the event that Regulatory Approvals are required to be filed in the name of an entity other than BioMarin/Genzyme LLC, the Steering Committee shall ensure that a duly authorized officer of such entity agrees in writing that (a) such entity shall hold the licenses issued in respect of such Regulatory Approval filings, maintain control over the manufacturing facilities, equipment and personnel, and engage in pharmacovigilence to the extent required by the Regulatory Scheme, (b) such entity shall maintain compliance with applicable Regulatory Schemes, (c) such entity shall provide manufacturing and supply services to BioMarin/Genzyme LLC at the Fully Absorbed Cost of Goods of Collaboration Products so manufactured and supplied, (d) the Parties shall have an irrevocable right of access and reference to such Regulatory Approval filings, licenses and facilities and (e) such entity agrees to comply with the provisions of Article 12 of the Manufacturing, Marketing and Sales Agreement with respect to the ownership and/or disposition of such Regulatory Approvals in the event this Agreement is terminated and to provide the level of cooperation described in Section 14.1 hereof in connection therewith.

5.4 Clinical Data. In all agreements with Third Parties or Affiliates involving the development of preclinical or clinical data for a Collaboration Product, Genzyme and BioMarin shall require that such Third Parties and Affiliates provide BioMarin/Genzyme LLC and the other Party access to all such data, to the extent such data is required to be obtained from such Third Parties by the Japanese Ministry of Health and Welfare, the U.S. FDA, the Commission of Proprietary Medicines of the European Community, the European Medicines Evaluation Agency or other regulatory agency, in each case with respect to Regulatory Approvals.

5.5 Facilities Visit. Representatives of BioMarin and Genzyme may visit all manufacturing sites and the sites of any clinical trials or other experiments being conducted by the other Party or BioMarin/Genzyme LLC in connection with the Development Program. If requested by the other Party, BioMarin and Genzyme shall cause appropriate individuals working on the Development Program to be available for meetings at the location of the facilities where such individuals are employed at times reasonably convenient to the Party responding to such request.

ARTICLE VI

[RESERVED]

ARTICLE VII

MANUFACTURE AND SUPPLY; SALES AND MARKETING

Subject to the terms and conditions of this Agreement, Collaboration Products shall be manufactured and supplied for preclinical and clinical testing and for commercial sale upon the following terms and conditions. For purposes of this Article 7, the term “Collaboration Products” shall be deemed to exclude Aldurazyme except as explicitly provided below.

7.1 General. For any Collaboration Product that may be commercialized, the Parties shall negotiate in good faith to include the additional Collaboration Product to the Manufacturing Marketing and Sales Agreement to allow for BioMarin to manufacture such Collaboration Product and for Genzyme to commercialize such Collaboration Product (the “Commercializing Party”) on financial terms and such other terms and conditions appropriate for such Collaboration Product as may be mutually agreed upon by the Parties.

7.2 Manufacture and Supply of Collaboration Products. BioMarin/Genzyme LLC shall manufacture (or, subject to Section 7.2.1, have manufactured) and supply Collaboration Products for preclinical and clinical activities upon the following terms and conditions (and such other terms and conditions established by the Steering Committee consistent with the provisions of this Agreement):

7.2.1 General. All decisions relating to the manufacture of Collaboration Products shall be subject to the approval of, or modification by, the Steering Committee.

7.2.2 Facilities. Notwithstanding any provision of this Agreement to the contrary, the Parties acknowledge and agree that BioMarin/Genzyme LLC shall not bear any costs relating to the construction of manufacturing facilities for a Collaboration Product (other than through normal depreciation and amortization included in Fully Absorbed Cost of Goods).

7.3 Manufacture and Supply of Aldurazyme for the Development Program. BioMarin shall use commercially reasonable and diligent efforts to manufacture and supply Aldurazyme (either itself or through Third Parties) for activities undertaken pursuant to the Development Plan in quantities and within a time period sufficient to conduct the activities set forth in the Development Plan and BioMarin/Genzyme LLC and the Fully Absorbed Cost of Goods of such Aldurazyme shall be included as Development Costs.

7.4 Certificates of Analysis. The Manufacturing Party shall perform, or cause its contract manufacturer(s) to perform, quality assurance and control tests on each lot of Collaboration Products before delivery and shall prepare, or cause its contract manufacturer(s) to prepare and deliver, a written report of the results of such tests (for purposes of Sections 7.2, 7.3 and 7.4, such contract manufacturer(s) shall be included in the definition of the term “Manufacturing Party”). Each test report shall set forth for each lot delivered the items tested, specifications and results in a certificate of analysis containing the types of information which shall have been approved by the Program Management Team or required by the FDA or other applicable regulatory authority. The Manufacturing Party shall maintain such certificates for a period of not less than five (5) years from the date of manufacture or for such longer period as required under applicable requirements of the FDA or other applicable regulatory authority.

7.5 Certificates of Manufacturing Compliance. The Manufacturing Party shall prepare, or cause to be prepared and delivered, and maintain for a period of not less than five (5) years or for such longer period as required under applicable requirements of the FDA or other applicable regulatory authority for each lot of Collaboration Products manufactured a certificate of manufacturing compliance containing the types of information which shall have been approved by the Program Management Team or required by the FDA or other applicable regulatory authority, which certificate will certify that the lot of Collaboration Products was manufactured in accordance with the Specifications and the Good Manufacturing Practices of the FDA or other applicable regulatory authority as the same may be amended from time to time. The Manufacturing Party shall advise the other Parties immediately if an authorized agent of the FDA or other regulatory authority visits any of the Manufacturing Party’s manufacturing facilities, or the facilities where the Collaboration Products are being manufactured, for an inspection with respect to the Collaboration Products. The Manufacturing Party shall furnish to the other Parties the report by such agency of such visit, to the extent that such report relates to Collaboration Products, within ten (10) business days of the Manufacturing Party’s receipt of such report, and the other Parties shall have the right to comment on any response by the Manufacturing Party to such inspecting agency.

7.6 Access to Facilities. Each Party shall have the right to audit annually those portions of the manufacturing, finish processing or storage facilities of the Manufacturing Party where Collaboration Products are being manufactured, finished or stored, or any subcontractor who is manufacturing, finishing or storing Collaboration Products for the Manufacturing Party, at any time during regular business hours and upon reasonable advance notice to ascertain compliance with the Good Manufacturing Practices of the FDA or other applicable regulatory authority, as the same may be amended from time to time. Subject to the terms and conditions of Section 10.1 below, confidential information disclosed to or otherwise gathered by the Party conducting such inspection during any such inspection shall be maintained as confidential.

7.7 Responsibilities of the Other Parties. No Party other than the Commercialization Party shall actively solicit for its own account sales of Collaboration Products in the Territory. Any solicitations or requests to purchase Collaboration Products received by a Party other than the Commercialization Party from any customer or prospective shall be immediately referred to the Commercialization Party.

ARTICLE VIII

MANAGEMENT

8.1 Program Management Team.

8.1.1 General. The Parties have established a Program Management Team to oversee and control development of Collaboration Products. The Program Management Team is and shall continue to be composed of four (4) representatives appointed by BioMarin and four (4) representatives appointed by Genzyme. Such representatives will include individuals with expertise and responsibilities in such areas as preclinical development, clinical development, manufacturing, and regulatory affairs. The Program Management Team shall meet as needed but not less than monthly. The Program Management Team shall appoint one of its members to act as Secretary. Such meetings shall be at times and places or in such form (e.g., telephone or video conference) as the members of the Program Management Team shall agree. A Party may change one or more of its representatives to the Program Management Team at any time. Members of the Program Management Team may be represented at any meeting by another member of the Program Management Team or by a deputy. Any approval, determination or other action agreed to by a majority of the members of the Program Management Team appointed by each of BioMarin and Genzyme or their deputies present at the relevant Team meeting shall be the approval, determination or other action of the Program Management Team, provided at least two (2) representatives of each of BioMarin and Genzyme are present at such meeting. Representatives of either BioMarin and Genzyme who are not members of the Program Management Team may attend meetings of the Program Management Team as agreed to by the representative members of the other Party. The Program Management Team may designate project leaders to the extent it deems it necessary or advisable. The Parties specifically agree that the Product Management Team has no authority to oversee or control the manufacture or commercialization of Aldurazyme and that all such activities shall be governed by the Manufacturing, Marketing and Sales Agreement.

8.1.2 Development Program Functions. During the term of the Development Program, the Program Management Team shall coordinate, expedite and control the development of Collaboration Products. The Program Management Team will (a) develop and recommend to the Steering Committee Development Plans (including annual development budgets), (b) facilitate the flow of information with respect to development work being conducted for each Collaboration Product throughout the Territory and (c) discuss and cooperate regarding the conduct of such development work.

8.1.3 Minutes. The Program Management Team shall keep accurate minutes of its deliberations which shall record all proposed decisions and all actions recommended or taken. The Secretary shall be responsible for the preparation of draft minutes. Draft minutes shall be sent to all members of the Program Management Team within five (5) working days after each meeting and shall be approved, if appropriate, at the next meeting. All records of the Program Management Team shall at all times be available to all of the Parties.

8.2 Steering Committee.

8.2.1 General. The Parties have established a Steering Committee to oversee and manage the collaboration contemplated by this Agreement. The Steering Committee is and shall continue to be composed of three (3) representatives appointed by BioMarin and three (3) representatives appointed by Genzyme. Such representatives will be senior officers and/or managers of their respective companies. Genzyme and BioMarin shall each designate one (1) of their respective representatives on the Steering Committee to act as Co-Chairman. The Steering Committee shall appoint one (1) of its members to act as Secretary. The Steering Committee will meet as needed but not less than once each calendar quarter. Such meetings shall be at times and places or in such form (e.g., telephone or video conference) as the members of the Steering Committee shall agree. A Party may change one or more of its representatives to the Steering Committee at any time. Members of the Steering Committee may be represented at any meeting by another member of the Steering Committee or by a deputy. Any approval, determination or other action agreed to by unanimous consent of the members of the Steering Committee or their deputies present at the relevant Steering Committee meeting shall be the approval, determination or other action of the Steering Committee, provided at least two (2) representatives of each of BioMarin and Genzyme are present at such meeting. Representatives of either BioMarin and Genzyme who are not members of the Steering Committee may attend meetings of the Steering Committee as agreed to by the representative members of the other Party. Each Party shall bear its own personnel and travel costs and expenses relating to Steering Committee meetings, which costs and expenses shall not be included in the Program Costs. The Parties specifically agree that the Steering Committee has no authority to oversee or control the manufacture or commercialization of Aldurazyme and that all such activities shall be governed by the Manufacturing, Marketing and Sales Agreement.

8.2.2 Functions. The Steering Committee shall perform the following functions: (a) determine the overall strategy for the Program in the manner contemplated by this Agreement; (b) coordinate the activities of the Parties hereunder; (c) settle disputes or disagreements that are unresolved by the Program Management Team; (d) approve any agreements with Third Parties regarding a Collaboration Product or which involve the grant of any rights related to the development of a Collaboration Product or manufacturing of a Collaboration Product other than Aldurazyme; (e) review and approve each Development Plan, including each change and annual update thereto, submitted to it pursuant to Section 5.1.3 hereof; (f) serve as the governing body of BioMarin/Genzyme LLC; and (g) perform such other functions as appropriate to further the purposes of this Agreement as determined by the Parties.

8.2.3 Minutes. The Steering Committee shall keep accurate minutes of its deliberations which shall record all proposed decisions and all actions recommended or taken. The Secretary shall be responsible for the preparation of draft minutes. Draft minutes shall be sent to all members of the Steering Committee within ten (10) working days after each meeting and shall be approved, if appropriate, at the next meeting. All records of the Steering Committee shall at all times be available to both BioMarin and Genzyme.

8.3 General Disagreements. All disagreements within the Program Management Team or the Steering Committee shall be subject to the following:

(a) The representatives to the Program Management Team or Steering Committee (as the case may be) will negotiate in good faith for a period of not less than thirty (30) days to attempt to resolve the dispute. In the case of the Program Management Team, any unresolved dispute shall be referred to the Steering Committee for good faith negotiations for an additional period of not less than thirty (30) days to attempt to resolve the dispute.

(b) In the event that the dispute is not resolved after the period specified in clause (a), the representatives shall promptly present the disagreement to the Chief Executive Officers of BioMarin and Genzyme or a designee of such Chief Executive Officer reasonably acceptable to the other Party.

(c) Such executives shall meet or discuss in a telephone or video conference each of BioMarin and Genzyme’s views and explain the basis for such dispute.

(d) If such executives cannot resolve such disagreement within thirty (30) days after such issue has been referred to them, then such dispute shall be referred to arbitration as described in Section 14.10 hereof.

ARTICLE IX

INTELLECTUAL PROPERTY RIGHTS

9.1 Ownership. The Parties acknowledge that the ownership rights set forth herein (a) shall not be affected by the participation in the discovery or development of an Invention (as defined below) by the Program Management Team or the Steering Committee in the course of discharging their duties hereunder and (b) are subject to the license grants set forth in Article 3 above.

9.1.1 Ownership and Assignment of Discoveries and Improvements. All right, title and interest in all writings, inventions, discoveries, improvements and other technology, whether or not patentable or copyrightable, and any patent applications, patents or copyrights based thereon (collectively, the “Inventions”) that are discovered, made or conceived during and in connection with the Program solely by employees of BioMarin or others acting on behalf of BioMarin (“BioMarin Inventions”) shall be owned by BioMarin. All right, title and interest in all Inventions that are discovered, made or conceived during and in connection with the Program solely by employees of Genzyme or others acting on behalf of Genzyme (“Genzyme Inventions”) shall be owned by Genzyme. All right, title and interest in all Inventions that are discovered, made or conceived during and in connection with the Program jointly by employees of BioMarin and Genzyme (“Joint Inventions”) shall be jointly owned by Genzyme and BioMarin. Each of BioMarin and Genzyme shall promptly disclose to BioMarin/Genzyme LLC and the other Party the making, conception or reduction to practice of Inventions by employees or others acting on behalf of such Party. All BioMarin Inventions, Genzyme Inventions and Joint Inventions shall be automatically licensed to BioMarin/Genzyme LLC pursuant to Section 3.1 hereof. Except as expressly provided in this Agreement, it is understood that neither BioMarin nor Genzyme shall have any obligation to account to the other Party for profits, or obtain any approval of the other to grant a license or exploit a Joint Invention outside of the Field by reason of joint ownership of such Invention or other intellectual property. For avoidance of doubt, in any jurisdiction where consent of all owners of a Joint Invention is required in order to grant a license to such Invention, BioMarin and Genzyme each grants the other Party consent to grant a non-exclusive license to Joint Invention outside the Field.

9.1.2 Ownership of Trademarks. The Steering Committee shall select and as between the Parties hereto BioMarin/Genzyme LLC shall own all trademarks for the sale and use of Collaboration Products in the Territory (collectively, “Product Marks”) and all goodwill therein shall inure to the benefit of BioMarin/Genzyme LLC, and all expenses incurred by a Party with respect thereto shall be considered Program Costs. All Product Marks shall be registered in the name of BioMarin/Genzyme LLC if and when registered. In the event that the applicable laws and regulations of any country in which the Steering Committee elects to register any Product Marks require that such trademark(s) be registered in the name of an entity other than BioMarin/Genzyme LLC, or if the Steering Committee determines that it is in the best interests of the Parties, then the Steering Committee shall select such entity and ensure that a duly authorized officer of such entity agrees in writing that such entity shall (a) grant BioMarin/Genzyme LLC a worldwide, exclusive, fully-paid, royalty-free, irrevocable right and license (with the right to grant and authorize sublicenses) to use such Product Marks and (b) comply with the provisions of Article 12 of the Manufacturing, Marketing and Sales Agreement with respect to the ownership and/or disposition of such Product Marks in the event this Agreement is terminated and provide the level of cooperation described in Section 14.1 hereof in connection therewith. Each Party hereby acknowledges agrees that at no time during of this Agreement to challenge or assist others to challenge the Product Marks or the registration thereof or attempt to register any trademarks, marks or trade names confusingly similar to such Product Marks.

9.1.3 Cooperation of Employees. Each of BioMarin and Genzyme represents and agrees that all employees or others acting on its behalf in performing its obligations under this Agreement shall be obligated under a binding written agreement to assign to such Party, or as such Party shall direct, all Inventions made or conceived by such employee or other person. In the case of non-employees working for other companies or institutions on behalf of BioMarin or Genzyme, BioMarin or Genzyme, as applicable, shall have the right to obtain licenses for all Inventions made by such non-employees on behalf of BioMarin or Genzyme, as applicable, in accordance with the policies of said company or institution. BioMarin and Genzyme agree to undertake to enforce such agreements (including, where appropriate, by legal action) considering, among other things, the commercial value of such Inventions.

9.2 Filing, Prosecution and Maintenance of Patent Rights. BioMarin shall be responsible, at BioMarin’s expense, for the filing, prosecution and maintenance of Patent Rights within the BioMarin Patent Rights and BioMarin/Genzyme Patent Rights, and Genzyme shall be responsible, at

Genzyme’s expense, for the filing, prosecution and maintenance of Patent Rights within the Genzyme Patent Rights. For so long as any of the license grants set forth in Article 3 hereof remain in effect and upon request of the other Party, each of BioMarin and Genzyme agrees to file and prosecute patent applications and maintain the Patent Rights for which it is responsible in all countries in the Territory selected by the Steering Committee. Each of BioMarin and Genzyme shall consult with and keep the other Party fully informed of important issues relating to the preparation and filing (if time permits), prosecution and maintenance of such patent applications and patents, and shall furnish to the other Party copies of documents relevant to such preparation, filing, prosecution or maintenance in sufficient time prior to filing such document or making any payment due thereunder to allow for review and comment by the other Party and, to the extent possible in the reasonable exercise of its discretion, the responsible Party shall incorporate all such comments.

9.3 Cooperation. Each of BioMarin and Genzyme shall make available to the other Party (or to the other Party’s authorized attorneys, agents or representatives) its employees, agents or consultants to the extent necessary or appropriate to enable BioMarin to file, prosecute and maintain patent applications and resulting patents with respect to inventions owned by a Party and for periods of time sufficient for such Party to obtain the assistance it needs from such personnel. Where appropriate, each of BioMarin and Genzyme shall sign or cause to have signed all documents relating to said patent applications or patents at no charge to the other Party.

9.4 Notification of Patent Term Restoration. BioMarin shall notify Genzyme of (a) the issuance of each patent included within the Patent Rights, giving the date of issue and patent number for each such patent, and (b) each notice pertaining to any patent included within the Patent Rights which it receives as patent owner pursuant to the Drug Price Competition and Patent Term Restoration Act of 1984, including notices pursuant to §§101 and 103 of such Act from persons who have filed an abbreviated NDA. Such notices shall be given promptly, but in any event within ten (10) business days after receipt of each such notice pursuant to such Act. BioMarin shall notify Genzyme of each filing for patent term restoration under such Act, any allegations of failure to show due diligence and all awards of patent term restoration (extensions) with respect to the Patent Rights.

9.5 No Other Technology Rights. Except as otherwise expressly provided in this Agreement and the Related Agreements, under no circumstances shall a Party hereto, as a result of this Agreement, obtain any ownership interest in or other right to the Patent Rights, Technology or Manufacturing Know-How of the other Party, including items owned, controlled or developed by the other Party, or transferred by the other Party to said Party at any time pursuant to this Agreement. It is understood and agreed that this Agreement does not grant either Party any license or other right in the Patent Rights of the other Party except as expressly provided in Article 3 hereof and this Article 9.

9.6 Defense of Third Party Infringement Claims. If the manufacture, production, sale or use of any Collaboration Product pursuant to this Agreement results in a claim, suit or proceeding (collectively, “Actions”) alleging patent infringement against BioMarin or Genzyme (or their respective Affiliates), such Party shall promptly notify the other Party hereto in writing. The Party subject to such Action (for purposes of this Section 9.6, the “Controlling Party”) shall have the exclusive right to defend and control the defense of any such Action using counsel of its own choice; provided, however, that if such Action is directed to the subject of the Patent Rights of the other Party (i.e., the BioMarin Patent Rights or the Genzyme Patent Rights), such other Party may participate in the defense and/or settlement thereof at its own expense with counsel of its choice. Except as agreed in writing by Genzyme and BioMarin, the Controlling Party shall not enter into any settlement relating to a Collaboration Product, if such settlement admits the invalidity or unenforceability of any Patent Rights within the BioMarin Patent Rights or the Genzyme Patent Rights, as applicable, of the other Party. The Controlling Party agrees to keep the other Party hereto reasonably informed of all material developments in connection with any such Action. Any cost, liability or expense (including amounts paid in settlement) incurred by the Controlling Party as a result of such Action shall be included in Development Costs for the Collaboration Product(s) that are the subject of such Action and shall not be subject to the limitations of Sections 1.11, 4.2 and 5.1.3 above provided that the other Party consents to incurrence of such cost, liability or expense, with such consent not to be unreasonably withheld, delayed or conditioned.

9.7 Enforcement of Patent Rights.

9.7.1 Enforcement. Subject to the provisions of this Section 9.7, in the event that BioMarin or Genzyme reasonably believes that any BioMarin Patent Rights, BioMarin Technology, Genzyme Patent Rights, Genzyme Technology, BioMarin/Genzyme Patent Rights or BioMarin/Genzyme Technology necessary for the manufacture, use or sale of a Collaboration Product in the Field is infringed or misappropriated by a Third Party or is subject to a declaratory judgment action arising from such infringement in a country, in each case with respect to the manufacture, sale or use of a product potentially competitive with a Collaboration Product within the Field, Genzyme or BioMarin (respectively) shall promptly notify the other Party hereto. Promptly after such notice the Parties shall meet to discuss the course of action to be taken with respect to an Enforcement Action (as defined below) with respect to such infringement or misappropriation, including the control thereof and sharing of costs and expenses related thereto, for the purposes of entering into a litigation agreement setting forth the same (“Litigation Agreement”). If the Parties do not enter such Litigation Agreement, the Party whose Patent Rights or Technology is so allegedly infringed or misappropriated, or is subject to such declaratory judgment action, (for purposes of this Section 9.7, the “Owner”) shall have the initial right (but not the obligation) to enforce the intellectual property rights within such Patent Rights or Technology, or defend any declaratory judgment action with respect thereto (for purposes of this Section 9.7, an “Enforcement Action”); provided that the Owner agrees to indemnify the other Party for any and all liabilities and expenses (including, without limitation, reasonable attorneys’ fees and other expenses of litigation) incurred by such other Party as a result of such Enforcement Action.

9.7.2 Information. Absent a Litigation Agreement, the Party initiating or defending any such Enforcement Action shall keep the other Party hereto reasonably informed of the progress of any such Enforcement Action, and such other Party shall have the right to participate with counsel of its own choice at its own expense.

9.7.3 Enforcement Costs; Recoveries. Unless otherwise agreed, the Party initiating an Enforcement Action shall, at the option of such Party, have the right to either: (i) assume responsibility for all costs and expenses of such Enforcement Action, in which case all amounts recovered in the Enforcement Action (including without limitation amounts resulting from a settlement thereof) shall be retained by such Party; or (ii) include such costs and expenses within the Development Costs, in which case all amounts recovered in the Enforcement Action, after reimbursing the Party initiating the Action for any costs and expenses not previously so offset, shall be shared by BioMarin and Genzyme in accordance with their respective Percentage Interests.

9.8 Third Party Rights. The foregoing provisions of this Article 9 shall be subject to and limited by any agreements pursuant to which BioMarin and Genzyme, as the case may be, acquired any particular BioMarin Patent Rights, BioMarin Technology or Genzyme Patent Rights or Genzyme Technology.

9.9 Third Party Agreements—Reports. To the extent that a Party is obligated to provide reports to a Third Party pursuant to a Third Party Agreement as a result of or reporting on the status of activities of the other Party hereunder, the other Party hereto shall reasonably assist the reporting Party by providing information in its possession or control and in sufficient detail to complete and submit such reports as required.

ARTICLE X

CONFIDENTIALITY

10.1 Nondisclosure Obligations. Except as otherwise provided in this Article 10, during the Term and for a period of five (5) years thereafter, the Parties shall, and BioMarin shall cause BioMarin Genetics to, maintain in confidence and use only for purposes specifically authorized under this Agreement any information furnished to it by the other Party hereto pursuant to this Agreement which if disclosed in tangible form is marked “Confidential” or with other similar designation to indicate its confidential or proprietary nature or if disclosed orally or by inspection is indicated orally to be confidential or proprietary by the Party disclosing such information at the time of such disclosure and is confirmed in writing as confidential or proprietary by the disclosing Party (describing in reasonable detail the information to be treated as confidential) within a reasonable time after such disclosure (collectively, “Information”).

To the extent it is reasonably necessary or appropriate to fulfill its obligations or exercise its rights under this Agreement or a Related Agreement, a Party may disclose Information of the other Party it is otherwise obligated under this Section 10.1 not to disclose to its Affiliates, permitted sublicensees, consultants, outside contractors and clinical investigators, on a need-to-know basis and on the condition that such entities or persons agree to keep the Information confidential for the same time periods and to substantially the same extent as such Party is required to keep such Information confidential; and a Party or its permitted sublicensees may disclose such Information to government or other regulatory authorities to the extent that such disclosure is reasonably necessary to obtain patents or authorizations to conduct clinical trials or to file and maintain Regulatory Approvals with and to market commercially Collaboration Products. The obligation not to disclose Information shall not apply to any part of such Information that: (i) is or becomes patented, published or otherwise becomes publicly known other than by acts of the Party obligated not to disclose such Information or its Affiliates or sublicensees in contravention of this Agreement; (ii) can be shown by written documents to have been disclosed to the receiving Party or its Affiliates or sublicensees by a Third Party, provided that such Information was not obtained by such Third Party directly or indirectly from the disclosing Party under this Agreement; (iii) prior to disclosure under this

Agreement, was already in the possession of the receiving Party or its Affiliates or sublicensees, provided that such Information was not obtained directly or indirectly from the disclosing Party under this Agreement; (iv) can be shown by written documents to have been independently developed by the receiving Party or its Affiliates without breach of any of the provisions of this Agreement; or (v) is required to be disclosed by the receiving Party to comply with applicable laws or regulations, or with a court or administrative order, provided that the receiving Party notifies the disclosing Party in writing prior to any such disclosure and agrees to use reasonable efforts to secure confidential treatment thereof prior to its disclosure (whether by protective order or otherwise).

10.2 Terms of this Agreement; Press Releases. The Parties agree to seek confidential treatment for any filing of this Agreement with the Securities and Exchange Commission and shall agree upon the content of the request for confidential treatment made by each Party in respect of such filing. Except as permitted by the foregoing provisions or as otherwise required by law, BioMarin and Genzyme each agree not to disclose any terms or conditions of this Agreement to any Third Party without the prior consent of the other Party; provided that each Party shall be entitled to disclose the terms of this Agreement without such consent to its advisors and potential investors or other financing sources on the condition that such entities or persons agree to keep such terms confidential for the same time periods and to the same extent as such Party is required to keep such terms confidential. The Parties agree that all press releases related to the Program shall be issued jointly by BioMarin and Genzyme and that the Party preparing any such press release shall provide the other Party with a draft thereof reasonably in advance of disclosure so as to permit the other Party to review and comment on such press release. Notwithstanding the foregoing, the Parties shall agree upon a press release to announce the execution of this Agreement, together with a corresponding Question & Answer outline for use in responding to inquiries about the Agreement; thereafter, BioMarin and Genzyme may each disclose to Third Parties the information contained in such press release and Question & Answer outline without the need for further approval by the other.

10.3 Publications. Each Party recognizes the mutual interest in obtaining valid patent protection. Consequently, any Party, its employees or consultants wishing to make a publication (including any oral disclosure made without obligation of confidentiality) relating to work performed by such Party as part of the Program (the “Publishing Party”) shall transmit to the other Party (the “Reviewing Party”) a copy of the proposed written publication at least forty-five (45) days prior to submission for publication, or an abstract of such oral disclosure at least fifteen (15) days prior to submission of the abstract or the oral disclosure, whichever is earlier. The Reviewing Party shall have the right to (a) request a delay in publication or presentation in order to protect patentable information, (b) propose modifications to the publication for patent reasons or (c) request that the information be maintained as a trade secret. With respect to publications or disclosures by investigators or other Third Parties, such publications and disclosures shall be subject to review by the Reviewing Party under this Section 10.3 only to the extent that the submitting Party has the right to do so.

10.3.1 Patents. If the Reviewing Party requests a delay as described in clause (a) above, the Publishing Party shall delay submission or presentation of the publication for a period of ninety (90) days to enable patent applications protecting each Party’s rights in such information to be filed. Upon the expiration of forty-five (45) days, in the case of proposed written disclosures, or fifteen (15) days, in the case of an abstract of proposed oral disclosures, from transmission of such proposed disclosures to the Reviewing Party, the Publishing Party shall be free to proceed with the written publication or the oral presentation, respectively, unless the Reviewing Party has requested the delay described above.

10.3.2 Other. To the extent possible in the reasonable exercise of its discretion, the Publishing Party shall incorporate all modifications proposed under clause (b) above. If a trade secret that is the subject of a request made under clause (c) above cannot be otherwise protected without unreasonable expense to the Reviewing Party, such information shall be omitted from the publication.

ARTICLE XI

REPRESENTATIONS AND WARRANTIES

11.1 Authorization. Each Party warrants and represents to the other Parties that (a) it has the legal right and power to enter into this Agreement, to extend the rights and licenses granted to the other in this Agreement, and to perform fully its obligations hereunder, (b) this Agreement has been duly executed and delivered and is a valid and binding agreement of such Party, enforceable in accordance with its terms, (c) such Party has obtained all necessary approvals to the transactions contemplated hereby and (d) such Party has not made and will not make any commitments to others in conflict with or in derogation of such rights or this Agreement.

11.2 Intellectual Property Rights.

11.2.1 BioMarin hereby represents and warrants that that as of the Effective Date (a) it possesses an exclusive right, title and interest in or to, the BioMarin Patent Rights and the BioMarin Technology, (b) the BioMarin Patent Rights and the BioMarin Technology are free and clear of any lien or other encumbrance and (c) it has the right to (i) enter into the obligations set forth in this Agreement and (ii) grant the rights and licenses set forth in Article 3 hereof.

11.2.2 Each of the Parties hereby represents and warrants that it is not aware of any issued patent that would be infringed by the manufacture and sale of Collaboration Products as contemplated by this Agreement.

11.2.3 Genzyme hereby represents and warrants that as of the Effective Date (a) it possesses an exclusive right, title and interest in the Genzyme Patent Rights and the Genzyme Technology, (b) the Genzyme Patent Rights and the Genzyme Technology are free and clear of any lien or other encumbrance and (c) it has the right to (i) enter into the obligations set forth in this Agreement and (ii) grant the rights and licenses set forth in Article 3 hereof.

11.3 Warranties.

11.3.1 Genzyme Warranties. Genzyme warrants that the Collaboration Products delivered by Genzyme pursuant to Section 7.1 hereof, if any, will conform in all material respects to the Specifications, the conditions of any applicable Regulatory Approvals regarding the manufacturing process and any applicable requirements of the Regulatory Scheme regarding the manufacturing process.

11.3.2 BioMarin Warranties. BioMarin warrants that the Collaboration Products delivered by BioMarin pursuant to Section 7.1 hereof will conform in all material respects to the Specifications, the conditions of any applicable Regulatory Approvals regarding the manufacturing process and any applicable requirements of the Regulatory Scheme regarding the manufacturing process.

11.4 Disclaimer of Representations and Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN A RELATED AGREEMENT, NONE OF BIOMARIN, GENZYME OR BIOMARIN/GENZYME LLC MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND THE NON-INFRINGEMENT OF ANY THIRD-PARTY PATENTS OR PROPRIETARY RIGHTS. ALL UNIFORM COMMERCIAL CODE WARRANTIES ARE EXPRESSLY DISCLAIMED BY THE PARTIES.

11.5 Limitation of Liability. EXCEPT WITH RESPECT TO CLAIMS FOR INDEMNIFICATION UNDER ARTICLE 12 HEREOF AND AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY RELATED AGREEMENT, IT IS AGREED BY THE PARTIES THAT NO PARTY SHALL BE LIABLE TO ANOTHER PARTY FOR ANY SPECIAL, CONSEQUENTIAL, EXEMPLARY OR INCIDENTAL DAMAGES (INCLUDING LOST OR ANTICIPATED REVENUES OR PROFITS RELATING TO THE SAME), ARISING FROM ANY CLAIM RELATING TO THIS AGREEMENT OR THE RELATED AGREEMENTS, WHETHER SUCH CLAIM IS BASED ON CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, EVEN IF AN AUTHORIZED REPRESENTATIVE OF SUCH PARTY IS ADVISED OF THE POSSIBILITY OR LIKELIHOOD OF SAME.

ARTICLE XII

INDEMNITY

12.1 BioMarin/Genzyme LLC Indemnity Obligations. The Operating Agreement shall provide that BioMarin/Genzyme LLC shall indemnify each of the Members and its Affiliates, employees and agents (each an “Indemnified Person”) for any act performed by such Indemnified Person within the scope of the authority conferred upon such Indemnified Person under this Agreement; provided that it shall be a condition to such indemnity that (a) the Indemnified Person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of BioMarin/Genzyme LLC, (b) the act for which indemnification is sought did not constitute gross negligence or willful misconduct by such Indemnified Person and (c) payment and indemnification of any matter disposed of by a compromise payment by such Indemnified Person, pursuant to consent decree or otherwise, shall have been approved by the Members, which approval shall not be unreasonably withheld or delayed, or by a court of competent jurisdiction. For the avoidance of doubt, such indemnification of the Indemnified Persons shall include indemnification for acts performed by such Indemnified Person since the Original Date of Execution, [****].

12.2 Insurance. BioMarin/Genzyme LLC shall maintain clinical trial and product liability insurance with respect to development, manufacture and sales of Collaboration Products in an amount reasonably believed by Genzyme and BioMarin to be adequate and customary for the development, manufacture and sale of novel therapeutic products. Genzyme and BioMarin shall be named as additional insureds on any such policy. Genzyme and BioMarin shall each maintain similar clinical trial and product liability insurance coverage in amounts reasonably determined by the Steering Committee from time to time.

ARTICLE XIII

TERM AND TERMINATION

13.1 Term. The term of this Agreement shall be perpetual unless terminated pursuant to Section 13.3 below.

13.2 Termination of the Development Program Only.

13.2.1 By Mutual Agreement. The Parties may terminate the Development Program (but not this Agreement) at any time by mutual written consent.

13.2.2 For Default. If either BioMarin or Genzyme (a) fails to use commercially reasonable and diligent efforts to perform any material duty imposed upon such Party under this Agreement or the Development Plan or (b) fails to make [****] or more capital contributions in accordance with Section 4.2 hereof, and such failure to perform is not cured within ninety (90) days of written notice thereof from the non-breaching Party, the non-breaching Party may elect, in its sole discretion, to (i) in the case of clause (b) above, waive the terms of Article 4 hereof with respect to any one or more required capital contributions and cause the respective Percentage Interests and future funding responsibilities of the Parties to be adjusted in accordance with Section 4.1 of the Operating Agreement or (ii) terminate the Development Program. Such 90-day period shall be extended to one hundred eighty (180) days if the breaching Party has engaged in good faith efforts to remedy such default within such 90-day period and indicated in writing to the non-breaching Party prior to the expiration of such 90-day period that it believes that it will be able to remedy the default within such 180-day period, but such extension shall apply only so long as the breaching Party is engaging in good faith efforts to remedy such default.

13.3 Termination of this Agreement in its Entirety. This Agreement shall automatically terminate upon the effective date of the termination of the Manufacturing, Marketing and Sales Agreement. This Agreement may not be terminated independently from the Manufacturing, Marketing and Sales Agreement.

13.4 Effects of Termination of this Agreement. Upon any termination of this Agreement in its entirety, Parties shall have the respective rights and duties set forth under Article 12 of Manufacturing, Marketing and Sales Agreement.

13.5 Survival of Rights and Duties. No termination of this Agreement shall eliminate any rights or duties of the Parties accrued prior to such termination. The provisions of Article 1,

Sections 3.3, 4.3 through 4.5, 9.1.1, 9.3, 9.5, Article 10, Section 11.5, Article 12, Sections 13.3 through 13.5, 14.1, 14.3 through 14.5, and 14.8 through 14.17 and the first sentence of Section 7.5, the second to last sentence of Section 2.2 and the last sentences of Sections 2.2, 7.4 and 9.1.3 hereof shall survive any termination of this Agreement.

ARTICLE XIV

MISCELLANEOUS

14.1 Cooperation. If either BioMarin or Genzyme (the “Assuming Party”) shall assume the Program rights from the other Party (the “Responsible Party”) in accordance with the provisions of Article 12 of the Manufacturing, Marketing and Sales Agreement, the Responsible Party shall promptly provide to the Assuming Party (or any Third Party or Affiliate designated by the Assuming Party) all Technology, Manufacturing Know-How and access to regulatory filings filed hereunder reasonably necessary to allow the Assuming Party to perform the duties assumed and otherwise exercise the rights and licenses granted hereunder. The Responsible Party shall further use its best efforts to provide reasonable assistance required by the Assuming Party with respect to such transfer so as to permit the Assuming Party to begin to perform such duties as soon as possible to minimize any disruption in the continuity of supply or marketing of Collaboration Products. If the Responsible Party is the Manufacturing Party for a Collaboration Product, the Responsible Party shall, at the option of the Assuming Party, supply such Collaboration Product until the earlier of [****]. In addition, if upon the date this Agreement is terminated Collaboration Products are being manufactured in facilities owned or leased by the Responsible Party (including facilities subleased by BioMarin/Genzyme LLC from the Responsible Party), the Responsible Party agrees to lease such facilities to the Assuming Party on commercially reasonable terms for a period of up to [****] at the option of the Assuming Party.

14.2 Exchange Controls. All payments due hereunder shall be paid in United States dollars. If at any time legal restrictions prevent the prompt remittance of part or all payments with respect to any country in which Collaboration Products (other than Aldurazyme) are sold, payment shall be made through such lawful means or methods as the Parties may determine in good faith.

14.3 Withholding Taxes. If applicable laws or regulations require that taxes be withheld from payments made hereunder, the Party paying such taxes will (a) deduct such taxes, (b) timely pay such taxes to the proper authority and (c) send written evidence of payment to the Party from whom such taxes were withheld within sixty (60) days after payment. Each Party will assist the other Party or Parties in claiming tax refunds, deductions or credits at such other Party’s request and will cooperate to minimize the withholding tax, if available, under various treaties applicable to any payment made hereunder.

14.4 Interest on Late Payments. Any payments to be made hereunder that are not paid on or before the date such payments are due under this Agreement shall bear interest, to the extent permitted by applicable law, at the Base Rate of interest declared from time to time by Bank of America, N.A. in Boston, Massachusetts, calculated on the number of days payment is delinquent.

14.5 Force Majeure. Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including without limitation fire, floods, embargoes, war, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other Party; provided, however, that the Party so affected shall use commercially reasonable and diligent efforts to avoid or remove such causes of non-performance, and shall continue performance hereunder with reasonable dispatch wherever such causes are removed. Each Party shall provide the other Parties with prompt written notice of any delay or failure to perform that occurs by reason of force majeure. The Parties shall mutually seek a resolution of the delay or the failure to perform in good faith.

14.6 Assignment. This Agreement may not be assigned or otherwise transferred by any Party without the consent of the other Parties; provided, however, that either BioMarin or Genzyme may, without such consent, assign its rights and obligations under this Agreement (a) in connection with a corporate reorganization, to any member of an affiliated group, all or substantially all of the equity interest of which is owned and controlled by such Party or its direct or indirect parent corporation or (b) in connection with a merger, consolidation or sale of substantially all of such Party’s assets to an unrelated Third Party; provided, however, that such Party’s rights and obligations under this Agreement shall be assumed by its successor in interest in any such transaction and shall not be transferred separate from all or substantially all of its other business assets, including without limitation those business assets that are the subject of this Agreement and the Manufacturing, Marketing and Sales Agreement. Any permitted assignee shall assume all obligations of its assignor under this Agreement; accordingly, all references herein to the assigning Party shall be deemed references to the assignee to whom the Agreement is so assigned. Any purported assignment in violation of this Section 14.6 shall be void.

14.7 Severability. Each Party hereby agrees that it does not intend to violate any public policy, statutory or common laws, rules, regulations, treaty or decision of any government agency or executive body thereof of any country or community or association of countries. Should one or more provisions of this Agreement be or become invalid, the Parties hereto shall substitute, by mutual consent, valid provisions for such invalid provisions which valid provisions in their economic effect are sufficiently similar to the invalid provisions that it can be reasonably assumed that the Parties would have entered into this Agreement with such valid provisions. In case such valid provisions cannot be agreed upon, the invalidity of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without the invalid provisions.

14.8 Notices. Any consent, notice or report required or permitted to be given or made under this Agreement by one of the Parties hereto to the other shall be in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery or courier), by a next business day delivery service of a nationally recognized overnight courier service or by courier, postage prepaid (where applicable), addressed to such other Party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor in accordance with this Section 14.8 and shall be effective upon receipt by the addressee.

If to BioMarin:	BioMarin Pharmaceutical Inc. 105 Digital Drive Novato, California 94949 Attention: Chief Executive Officer Facsimile: (415) 382-7889

with a copy to:	BioMarin Pharmaceutical Inc. 105 Digital Drive Novato, California 94949 Attention: General Counsel Facsimile: (415) 382-7889

If to Genzyme:	Genzyme Corporation 500 Kendall Street Cambridge, Massachusetts 02142 Attention: President, LSD Therapeutics Facsimile: (617) 768-6419

with a copy to:	Genzyme Corporation 500 Kendall Street Cambridge, Massachusetts 02142 Attention: General Counsel Facsimile: (617) 252-7553

If to BioMarin/Genzyme LLC (if such notice is sent by BioMarin):	BioMarin/Genzyme LLC c/o Genzyme Corporation 500 Kendall Street Cambridge, Massachusetts 02142 Attention: President, LSD Therapeutics Facsimile: (617) 768-6419

with a copy to:	Genzyme Corporation 500 Kendall Street Cambridge, Massachusetts 02142 Attention: General Counsel Facsimile: (617) 252-7553

If to BioMarin/Genzyme LLC (if such notice is sent by Genzyme):	BioMarin/Genzyme LLC c/o BioMarin Pharmaceutical Inc. 105 Digital Drive Novato, California 94949 Attention: Chief Executive Officer Facsimile: (415) 382-7889

with a copy to:	BioMarin Pharmaceutical Inc. 105 Digital Drive Novato, California 94949 Attention: General Counsel Facsimile: (415) 382-7889

14.9 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to any choice of law principle that would dictate the application of the laws of another jurisdiction.

14.10 Arbitrate. Any disputes arising between the Parties relating to, arising out of or in any way connected with this Agreement or any term or condition hereof, or the performance by either Party of its obligations hereunder, whether before or after termination of this Agreement (a “Dispute”), which has not resolved in accordance with the provisions of Section 8.3 hereof, shall be finally resolved by binding arbitration as herein provided.

14.10.1 General. Except as otherwise provided in this Section 14.10, any arbitration hereunder shall be conducted under the commercial rules of the American Arbitration Association. Each such arbitration shall be conducted in the English language by a single arbitrator appointed in accordance with such rules, provided that if either Party requests the arbitration shall be conducted by a panel of three (3) arbitrators (the “Arbitration Panel”). In the case of three (3) arbitrators, each of BioMarin and Genzyme shall appoint one (1) arbitrator to the Arbitration Panel and the third arbitrator shall be appointed by the two (2) arbitrators appointed by BioMarin and Genzyme. The Arbitration Panel shall be convened upon delivery of the Notice of Arbitration (as herein defined). Any such arbitration shall be held in Chicago, Illinois. The Arbitration Panel shall have the authority to grant specific performance, and to allocate between the Parties the costs of arbitration in such equitable manner as it shall determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be.

14.10.2 Procedure.

(a) Whenever a Party (the “Claimant”) shall decide to institute arbitration proceedings, it shall give written notice to that effect (the “Notice of Arbitration”) to the other Party (the “Respondent”). The Notice of Arbitration shall set forth in detail the nature of the Dispute, the facts upon which the Claimant relies and the issues to be arbitrated (collectively, the “Arbitration Issues”). Within fifteen (15) days of its receipt of the Notice of Arbitration, the Respondent shall send the Claimant and the Arbitration Panel a written Response (the “Response”). The Response shall set forth in detail the facts upon which the Respondent relies. In addition, the Response shall contain all counterclaims which the Respondent may have against the Claimant which are within the Arbitration Issues, whether or not such claims have previously been identified. If the Response sets forth a counterclaim, the Claimant may, within fifteen (15) days of the receipt of the Response, deliver to the Respondent and the Arbitration Panel a rejoinder answering such counterclaim.

(b) Within fifteen (15) days after the later of (i) the expiration of the period provided in Section 14.10.2(a) above for the Claimant to deliver a rejoinder or (ii) the completion of any discovery proceedings authorized by the Arbitration Panel: (A) the Claimant shall send to the Arbitration Panel a proposed resolution of the Arbitration Issues and a proposed resolution of any counterclaims set forth in the Response, including without limitation the amount of monetary damages, if any, or other relief sought (the “Claimant’s Proposal”); and (B) the Respondent shall send to the Arbitration Panel a proposed resolution of the Arbitration Issues, a proposed resolution of any counterclaims set forth in the Response and a proposed resolution of any rejoinder submitted by the Claimant, including without limitation the amount of monetary damages, if any, or other relief sought (the “Respondent’s Proposal”). Once both the Claimant’s Proposal and the Respondent’s Proposal have been submitted, the Arbitration Panel shall deliver to each Party a copy of the other Party’s proposal.

(c) The Arbitration Panel shall issue an opinion with respect to any Dispute, which opinion shall explicitly accept either the Claimant’s Proposal or the Respondent’s Proposal in its entirety (the “Final Decision”). The Arbitration Panel shall not have the authority to reach a Final Decision that provides remedies or requires payments other than those set forth in the Claimant’s Proposal or the Respondent’s Proposal. The concurrence of two (2) arbitrators shall be sufficient for the entry of a Final Decision. The arbitrators shall issue a Final Decision within one (1) month from the later of (i) the last day for submission of proposals under Section 14.10.2(b) above or (ii) the date of the final hearing on any Dispute held by the Arbitration Panel. A Final Decision shall be binding on both Parties.

14.11 Injunctive Relief. The Parties hereby acknowledge that a breach of their respective obligations under Article 10 hereof may cause irreparable harm and that the remedy or remedies at law for any such breach may be inadequate. The Parties hereby agree that, in the event of any such breach, in addition to all other available remedies hereunder, the non-breaching Party or Parties shall have the right to seek equitable relief to enforce Article 10 hereof.

14.12 Entire Agreement. This Agreement, together with the Related Agreements, contain the entire understanding of the Parties with respect to the subject matter hereof. All express or implied agreements and understandings, either oral or written, heretofore made are expressly merged in and made a part of this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by both Parties hereto. Each of the Parties hereby acknowledges that this Agreement and the Related Agreements are all the result of mutual negotiation and therefore any ambiguity in their respective terms shall not be construed against the drafting Party.

14.13 Section 365(n) of the Bankruptcy Code. All rights and licenses now or hereafter granted under or pursuant to this Agreement, including in the event of termination pursuant to Article 12 of the Manufacturing, Marketing and Sales Agreement, are rights to “intellectual property” (as defined in Section 101(35A) of Title 11 of the United States Code, as amended (such Title 11, the “Bankruptcy Code”)). The licensing Party hereby grants to the licensee Party a right of access and to obtain possession of and to benefit from (i) copies of research data, (ii) laboratory samples, (iii) product samples, (iv) formulas, (v) laboratory notes and notebooks, (vi) data and results related to clinical trials, (vii) regulatory filings and approvals, (viii) rights of reference in respect of regulatory filings and approvals, (ix) manufacturing procedure documentation and manufacturing records, (x) marketing, advertising and promotional materials, and (xi) all other embodiments of such intellectual property, that are in the licensing Party’s possession or control, freely licenseable without further payment or restriction by the licensing Party, and necessary for the licensee Party’s exercise of the rights and licenses to such intellectual property, all of which constitute “embodiments” of intellectual property pursuant to Section 365(n) of the Bankruptcy Code. The licensing Party agrees not to interfere with the licensee’s exercise of rights and licenses to intellectual property licensed under this Agreement and embodiments thereof in accordance with this Agreement and agrees to use commercially reasonable efforts to assist the licensee Party to obtain such intellectual property and embodiments thereof in the possession or control of Third Parties as reasonably necessary or desirable for the licensee Party to exercise such rights and licenses in accordance with this Agreement.

14.14 Headings. The captions to the several Articles and Sections hereof are not a part of this Agreement, but are merely guides or labels to assist in locating and reading the several Articles and Sections hereof.

14.15 Independent Contractors. It is expressly agreed that BioMarin and Genzyme shall be independent contractors and that, except as Members of BioMarin/Genzyme LLC, the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither BioMarin nor Genzyme shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior consent of the other Party to do so.

14.16 Waiver. Except as expressly provided herein, the waiver by either Party hereto of any right hereunder or of any failure to perform or any breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other failure to perform or breach by said other Party, whether of a similar nature or otherwise, nor shall any singular or partial exercise of such right preclude any further exercise thereof or the exercise of any other such right.

14.17 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signature pages may be exchanged by facsimile.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

GENZYME CORPORATION

By:	/s/ David P. Meeker
Print Name:	David P. Meeker
Title:	President LSD Therapeutics
Date:	12/31/07

BIOMARIN PHARMACEUTICAL INC.

By:	/s/ G. Eric Davis
Print Name:	G. Eric Davis
Title:	Vice President, General Counsel
Date:	12/31/07

BIOMARIN/GENZYME LLC

By: BIOMARIN PHARMACEUTICAL INC.

By:	/s/ G. Eric Davis
Print Name:	G. Eric Davis
Title:	Vice President, General Counsel
Date:	12/31/07

By: GENZYME CORPORATION

By:	/s/ David P. Meeker
Print Name:	David P. Meeker
Title:	President LSD Therapeutics
Date:	12/31/07

SCHEDULE 1.47

THIRD PARTY AGREEMENTS

1.) License Agreement effective as of September 4, 1998 entered into by and between the University of Iowa Research Foundation, an Iowa corporation and BioMarin/Genzyme LLC, a Delaware limited liability company.

2.) License Agreement effective as of September 4, 1998 entered into by and between Research Corporation Technologies, Inc., a Delaware nonprofit corporation and BioMarin/Genzyme LLC, a Delaware limited liability company.

3.) Grant Terms and Conditions Agreement dated April 1, 1997 entered into by and among BioMarin Pharmaceuticals, Harbor-UCLA Research and Education Institute and Emil D. Kakkis, as amended.

APPENDIX A

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